UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

LIFECORE BIOMEDICAL, INC

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

525 South Douglas Street, Suite 225, El Segundo, CA 90245

(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The beneficial ownership of the shares of common stock, $0.001 par value per share, of Lifecore Biomedical, Inc. to which this Statement of Beneficial Ownership on Schedule 13D relates was previously reported by the Reporting Persons (as defined herein) on a Statement of Beneficial Ownership on Schedule 13G filed with the Securities and Exchange Commission on March 25, 2021, as amended by Amendment No. 1 filed on February 11, 2022.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 418,590 (3)
	8.	SHARED VOTING POWER 1,131,901 (1)
	9.	SOLE DISPOSITIVE POWER 418,590
	10.	SHARED DISPOSITIVE POWER 1,956,175

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,765 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) As of January 10, 2023, Cove Street Capital, Reporting Persons owned in the aggregate 2,374,765 shares of Common Stock, constituting approximately 7.89% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported is based upon 30,094,410 shares of Common Stock outstanding, which is comprised of (i) 29,665,839 shares of Common Stock outstanding as of October 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 28, 2022, filed with the Commission on October 7, 2022; The shared dispositive power includes 609,993 Shares of common stock in a separately managed account, which CSC does not have any voting power over; and (ii) 428,571 shares of Convertible Common Stock that were issued to the Purchasers in the Offering; issued as 3,000 of Lifecore Series A Convertible which when converted equates to 428,571 Common stock (each preferred share has a liquidity preference value of $1,000 which converts to 142.86 shares @ $7(2) Within the 2,374,765 common stock , 4,900 are owned by Jeffrey Bronchick in a portfolio managed by Cove Street Capital LLC (3) 418,590 shares, 204,300 of which are common stock and 214,290 convertible shares, with sole voting and dispositive power are held in CSC Partners LP fund.

CUSIP No. 514766104	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 418.590 (3)
	8.	SHARED VOTING POWER 1,131,901 (1)
	9.	SOLE DISPOSITIVE POWER 418,590
	10.	SHARED DISPOSITIVE POWER 1,956,175

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,765 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) As of January 10, 2023, Cove Street Capital, Reporting Persons owned in the aggregate 2,237,765 shares of Common Stock, constituting approximately 7.90% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported is based upon 30,094,410 shares of Common Stock outstanding, which is comprised of (i) 29,665,839 shares of Common Stock outstanding as of October 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 28, 2022, filed with the Commission on October 7, 2022; The shared dispositive power includes 609,993 Shares of common stock in a separately managed account, which CSC does not have any voting power over; and (ii) 428,571 shares of Convertible Common Stock that were issued to the Purchasers in the Offering; issued as 3,000 of Lifecore Series A Convertible which when converted equates to 428,571 Common stock (each preferred share has a liquidity preference value of $1,000 which converts to 142.86 shares @ $7(2) Within the 2,377,765 common stock owned, 4,900 are owned by Jeffrey Bronchick in a portfolio managed by Cove Street Capital LLC. 418,590 shares, 204,300 of which are common stock and 214,290 convertible shares, with sole voting and dispositive power are held in CSC Partners LP fund.

CUSIP No. 514766104	13D	Page 4 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSC Partners Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 418,590
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 418,590
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,590 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) The Cove Street Capital LLC is a controlling owner of CSC Partners, LLC, a California limited liability company formed on May 25, 2021 (“CSC Partners”). CSC Partners serves as General Partner of CSC Partners Fund, LP; a Delaware limited partnership formed on May 24, 2021 (the “Partners Fund”). The GP is a portfolio is managed by Cove Street Capital and owns 204,300 Common stock and (2) 1,500 of Lifecore Series A Convertible which when converted equates to 214,290 Common stock (each preferred share has a liquidity preference value of $1,000 which converts to 142.86 shares @ $7.

CUSIP No. 514766104	13D	Page 5 of 5 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Shares”) of Lifecore Biomedical, Inc., a Delaware corporation, formerly known as Landec Corporation (the “Issuer”) whose principal executive offices are located at 3515 Lyman Boulevard, Chaska, Minnesota, 55318.

Item 2.  Identity and Background.

(a) This Schedule 13D is filed by.

(i) Cove Street Capital, LLC, a Delaware limited liability company (“Cove Street Capital”), and

(ii) Jeffrey Bronchick

(iii) CSC Partners Fund controlled by Cove Street Capital LLC

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons is 525 South Douglas Street, Suite 225, El Segundo, California, 90245.

(c) The principal business of Cove Street Capital is investing in securities. Mr. Bronchick’s principal occupation is as Principal and Portfolio Manager of Cove Street Capital.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cove Street Capital is organized under the laws of the State of Delaware. Mr. Bronchick is a United States citizen

Item 3.  Source or Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Cove Street Capital were purchased with working capital. The aggregate purchase price of the 1,946,1945 of Common Stock Shares owned directly by Cove Street Capital is approximately $18,909,511. Pursuant to the Securities Purchase Agreement (as defined in Item 4 below), Cove Street Capital purchased from the Issuer 3,000 shares of Series A Preferred Stock (as defined in Item 4 below) for $3,000,000. 3,000 of Lifecore Series A Convertible which when converted equates to 428,571 Common stock (each preferred share has a liquidity preference value of $1,000 which converts to 142.86 shares @ $7.

Item 4.  Purpose of Transaction.

On January 9, 2023, Cove Street Capital entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer and certain other unaffiliated investors, pursuant to which the Issuer sold to Cove Street Capital 3,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a purchase price of $1,000 per share (the “Purchase Price”), for an aggregate purchase price of $1,000. The Series A Preferred Stock will accrue dividends, payable in additional shares of Series A Preferred Stock (the “PIK Dividends”), at a rate of 7.5% per annum of the stated value per share of Series A Preferred Stock; provided, that from and after the earlier of (a) June 29, 2026 or (b) the termination or waiver of the restrictions on cash dividends and/or redemptions set forth in the Issuer’s existing credit agreements (such earlier date, the “Applicable Date”), the Issuer may, at its option, pay such dividends in cash.

The Series A Preferred Stock is convertible into Shares (the Shares underlying the Series A Preferred Stock, the “Conversion Shares”) at an initial conversion price of $7.00 per Share (the “Conversion Price”), at any time at the election of Cove Street Capital, subject to customary adjustments. Subject to the Issuer’s continuing satisfaction of certain equity conditions, the Issuer may also require the conversion of all Series.

On or any time after the Applicable Date, with six months advance written notice to the Issuer, Cove Street Capital will have the right to require the Issuer to redeem, in whole or in part, the Series A Preferred Stock for a cash purchase price equal to the stated value per share of the Series A Preferred Stock, plus an amount in cash equal to all accrued and unpaid dividends thereon. The Series A Preferred Stock will also be mandatorily redeemed, at the option of the holder, upon certain bankruptcy-related triggering events. The Issuer will not have redemption rights.

Cove Street Capital disclaims the formation of any group with the other investors that are parties to the Purchase Agreement and Registration Rights Agreement in all respects.

Except as set forth herein, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 29,665,839 Shares outstanding as of January 9, 2023, which is the total number of Shares outstanding as reported in Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, plus the Shares underlying the Series A Preferred Stock, 428,571 shares, that can be converted by the Reporting Persons up to the Beneficial Ownership Limit, as applicable, as further described in Item 4 above.

As of the date hereof, Cove Street Capital directly beneficially owned 2,377,765 Shares, including 428,571 Shares issuable upon the conversion of certain shares of Series A Preferred Stock, constituting approximately 7.9% of the Shares outstanding.

(b) By virtue of his respective position with Cove Street Capital, Mr. Bronchick may be deemed to have sole power to vote and dispose of the Shares directly beneficially owned by Cove Street Capital.

(c) Other than in connection with the Purchase Agreement, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, Cove Street Capital purchased 3,000 shares of Series A Preferred Stock at a purchase price of $1,000 per share.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure with respect to the Purchase Agreement and the Registration Rights Agreement is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1 Securities Purchase Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).

99.2 Registration Rights Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).

CUSIP No. 514766104	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cove Street Capital, LLC

/s/ Merihan Tynan Insert Name

Principal, Chief Compliance Officer Insert Title

January 12, 2023 Insert Date

Jeffrey Bronchick

/s/Jeffrey Bronchick Jeffrey Bronchick

Principal, Portfolio Manager Insert Title

January 12, 2023 Insert Date